UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012.

Commission File Number: 001-35197

LAKE SHORE GOLD CORP.

(Translation of registrant’s name into English)

181 University Avenue, Suite 2000, Toronto, Ontario Canada M5H 3M7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐  Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAKE SHORE GOLD CORP.

Date: March 26, 2012	By:	/s/ Alasdair Federico
	Name:	Alasdair Federico
	Title:	Corporate Secretary and General Counsel

EXHIBITS

Exhibit No.	Exhibit Description

99.1	Press Release, dated March 23, 2012, announcing plans to release the Registrant’s financial results for the fourth quarter and full year of 2011.

99.2	Press Release, dated March 26, 2012, announcing details of the Registrant’s financial results for the fourth quarter and full year of 2011.

99.3	Management’s Discussion and Analysis for the fourth quarter and years ended December 31, 2011 and 2010, filed March 26, 2012.

99.4	Annual Audited Consolidated Financial Statements of the Registrant for the years ended December 31, 2011 and 2010, together with the report of the auditors therein, filed March 26, 2012.

99.5	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants.